EXHIBIT 99.1

Alio Gold Provides 2020 Guidance

(all in US$ unless otherwise noted)

VANCOUVER, British Columbia, Dec. 03, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), announces 2020 production and cost guidance.

In 2020, Alio Gold expects to produce between 72,500 and 85,000 ounces of gold at cash operating costs of between $1,150 and $1,250 per ounce.

	Gold Production (ounces)	Cash Costs[1] (US$/oz)	Capital Spending (US$M)
Florida Canyon	60,000 – 70,000	$975 - $1,075	$25M
San Francisco	12,500 – 15,000	$1,700 - $1,800*	Nil
Total	72,500 – 85,000	$1,150 - $1,250	$25M
* Cash costs at San Francisco include approximately $16 million of estimated and allocated inventory costs. The actual cash expenditure in 2020 to produce these ounces are expected to average between $700/oz and $800/oz.

Mark Backens, President and CEO of Alio Gold said, “As we look ahead to 2020, I am very pleased to finally see Florida Canyon begin to operate as we know it can.  Our new loading and haulage fleet is nearing full commissioning and we are seeing our ore stacking rates steadily increasing, as per our plan. The second heap leach pad is under construction and remains on-budget and on-time for completion in the second quarter of 2020.  With San Francisco now in residual leach, activities at Ana Paula curtailed, and corporate expenses greatly reduced, we are very well positioned to deliver for all our stakeholders.  Over the coming year, we will continue to focus on driving safe, profitable performance at Florida Canyon and explore several intriguing options to enhance its current mine-life, as well as pursue opportunities to realize value from our other assets.”

Florida Canyon Mine (100% Owned)

Florida Canyon is Alio Gold’s cornerstone operating asset, located approximately 40 miles south of Winnemucca, Nevada.  It is an open-pit, heap-leach gold mine that was acquired by Alio Gold in May 2018.  Highlights at Florida Canyon planned for 2020:

  Ramping-up of the new loading and haulage fleet which was acquired in October 2019. There are approximately $10 million in costs associated with the leasing and maintenance of the new equipment that are expected to be capitalized and are included in the $25 million in capital spending in the table above.
  Completion of construction of the second heap-leach pad is expected to allow Alio Gold to begin loading ore early in 2020 through a phased commissioning approach. Total capital spending associated with the new pad is approximately $15 million, with an estimated $7 million remaining to be spent in 2020 to complete the project.
  Examination of near pit-rim oxide gold exploration potential in addition to investigating the sulfide potential below the existing pit designs where no systematic, modern exploration programme has taken place, but where historical drill holes have intersected mineralization.

San Francisco Mine (100% Owned)

San Francisco is an open-pit heap-leach gold mine in the state of Sonora, Mexico, located approximately 120 kilometres south of the United States-Mexico border.  Active mining at San Francisco ceased earlier this year and the mine will process stockpiled material until around the end of 2019 at which time the operation will go into residual leaching.  In 2020, reported cash costs will include significant inventory cost allocations that do not reflect the actual cash being spent in the period.  These cost allocations, which will total an estimated $16 million, will add in excess of $1,000/oz to the reported cash costs at San Francisco, but do not reflect actual cash spending during 2020.  Cash costs excluding these inventory adjustments will average between $700/oz and $800/oz.

Ana Paula Project (100% Owned)

The Company’s development stage Ana Paula Project is in the State of Guerrero, Mexico, approximately 180 kilometres from Mexico City.  Ana Paula was placed on care and maintenance in August 2018, and the Company expects holding costs in 2020 to total approximately $3 million.  Additionally, we may evaluate value-enhancing alternatives for the project in 2020 to allow for the recommencement of work without requiring additional expenditures by the Company.

Q4 2019 Operating Update

Operations at both Florida Canyon and San Francisco during the fourth quarter have continued to meet management expectations.  With the new fleet ramping up as planned, material movements at Florida Canyon have begun to steadily increase over Q3 actuals.  Specifically, total mining tonnages have averaged approximately 38,000 metric tonnes per day quarter to date, a more than 20% increase over Q3 actuals of 31,142 metric tonnes per day.  Similarly, quarter to date ore processing rates have averaged in excess of 22,000 metric tonnes per day, a nearly 50% increase over the 15,098 metric tonnes per day rate achieved in the third quarter.  Gold production levels in the fourth quarter are not expected to show a meaningful increase over Q3 actuals, but we expect to begin to see increased quarterly gold production levels through 2020.  Specifically, we anticipate our quarterly production profile to be weighted towards the second half of 2020, as ounces stacked in the earlier parts of the year are recovered.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.

Footnotes:

  Non-GAAP Measures: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis.

  Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

  Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

  The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

  Cash cost per gold ounce is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

  For further details, refer to the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2019 and 2018.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include estimates of future gold prices, current and future gold production at the San Francisco Mine and the Florida Canyon Mine (“the Mines”), the LOM of the Mines, revenue and cash flows generated by the operation of the Mines, operating, capital, cash, closure and all in sustaining costs associated with the Mines, gold grades and recovery at the Mines, mining rates and processes, strip ratios at the Mines and future taxes payable by the Company and its subsidiaries; the Mines’ mineral resource and reserve estimates; and estimates, forecasts and statements with respect to mine plans and designs, including with respect to the replacement of the Florida Canyon mining fleet, the expansion to the leach pad, pit-rim exploration and sulfide potential at the Florida Canyon Mine and the benefits expected to be derived therefrom, planned activities to improve reliability and operating efficiency and reduce operating and sustaining capital cost requirements at the Florida Canyon Mine, processing, capital spending and the timing of such spending at the Florida Canyon Mine, residual leaching and stockpiling at the San Francisco mine, holding costs at the Ana Paula Project, reduced corporate expenses, and general value enhancing alternatives.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Mines; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 19, 2019, and filed on the Company’s SEDAR profile. Readers are also encouraged to read, in their entirety, the NI 43-101 Technical Report Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine Pershing County, Nevada, USA, effective date November 2, 2018, report date February 8, 2019 regarding the Florida Canyon Mine and the NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico, effective date April 1, 2017, report date May 25, 2017 regarding the San Francisco mine, both of which are filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

National Instrument 43-101 Compliance

The relevant scientific and technical data prepared by Alio Gold and contained in this news release has been reviewed and approved by Thomas Bagan, PE, MBA, SME RM, Principal of Thomas H Bagan LLC, a Qualified Person under NI 43-101 who is independent of the Company.